FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

02015092

02 FEB 12 AM 8:55

SUPPL

January 17, 2002

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

/dc

Encl.

dw 2/14

File No. 82-3929

FANCAMP EXPLORATION LT‿.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

January 17, 2002

CDNX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it has acquired, by staking, about 20,500 acres of prospective ground in the vicinity of the Ashton/Soquem diamond discovery north of the Otish Mountains in central Quebec. The Company has 30 claim groups in total, and they are shared, on a 50/50 basis with Freewest Resources Canada Inc. (19 groups totalling 19,000 acres) and Murgor Resources Inc. (11 groups totalling 1,500 acres).

The groups were selected on the basis of geology - regional structural breaks and diabase dyke swarms, features believed favourable for kimberlite emplacement, and on the basis of airborne magnetics.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172